Exhibit 99.9
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended December 31, 2005
Newspaper: Business Standard
Interviewee: TK Kurien, President, Wipro BPO SBU, Wipro Limited
Female Speaker
Hello.
Rajesh
Hello.
Female Speaker
Rajesh?
Rajesh
Yes.
Female Speaker
Hi Rajesh, Sunanda, I will just put you on call with Mr. TK Kurien.
Rajesh
Okay Wipro, somebody says me its an Fortex, I was wondering what is this Fortex.
Female Speaker
No, this is a Wipro call.
Moderator
Hello, Mr. Kurien?
TK Kurien
Yes.
Moderator
Mr. Kurien, we have Rajesh Kuru from Business Standard online
TK Kurien
Hi how are you?
Rajesh
Hello, how are you sir. Fine sir.

Rajesh
Hello.
TK Kurien
Yes, go ahead.
Rajesh
You tell me sir, you are bagging new clients I have been told.
TK Kurien
Well, that’s what we reported.
Rajesh
Yes, it is yet to reach here sir.
TK Kurien
Mr. Rajesh, tell me any specific question I can answer around the clients.
Rajesh
Pardon.
TK Kurien
Any specific question you want answered around clients.
Rajesh
Yes, I mean what is this number sir, 63?
TK Kurien
Totally as a company we have got 61 new customers.
Rajesh
New customers in this quarter?
TK Kurien
And BPO we got 6.
Rajesh
BPO you got 6. Sir this 61 came from what verticals sir, which all are those verticals?

TK Kurien
You know what, I can send you a copy of our press release, that has got everything in it.
Female Speaker
Mr. Kurien, I will do that.
TK Kurien
Yes, okay.
Rajesh
Yes sir, on the BPO front, you have got 6 new clients.
TK Kurien
6 new clients.
Rajesh
Okay, now what is our total value coming up to from the clients?
TK Kurien
We can’t disclose values, primarily because of we have confidentiality agreement with our customers, but very broadly, the areas where they are is they are in banking and financial services, then they are in back office, like finance, accounts and procurement. These are the two large areas that we have got deals where we have taken over the entire finance process of the company. And similarly, we are doing global procurement to one of our customers.
Rajesh
Can you tell me which are the geographies you have bagged this 6 clients?
TK Kurien
All are US, UK, and Europe.
Rajesh
US, UK, and, Europe?
TK Kurien
Yes.
Rajesh
And can you tell me some figures like what would be the tenure if the contracts?
TK Kurien

Basically, it will range between three years to five years.
Rajesh
Three to five years, and what kind of a revenue increase are you expecting from this new contract sir?
TK Kurien
That is one figure I can’t tell you.
Rajesh
No percentage wise, total.
TK Kurien
Even that I can’t tell you, because you know, we don’t give revenue guidance, you know that, right. We give overall revenue guidance, we don’t give it deal wise.
Rajesh
Yes, but would this news clients which is new, 6 BPO clients, would require you to put in additional man force?
TK Kurien
Of course, yes.
Rajesh
Yes at what level, numbers?
TK Kurien
What we would see, again total overall, let me just give you this quarter. This quarter we have added on 1500 people to our head count, 1400 sorry.
Rajesh
1400, in what period of time?
TK Kurien
We have added 1400 people to our head count this quarter.
Rajesh
This quarter, okay, so you feel that kind of a similar kind a increase in the next quarter also?
TK Kurien
I can’t give forward-looking statements, but we would like to grow as fast we can.

Rajesh
Okay, sir, anything on this service sector, BPO, finance, banking, and BFSI, and other back office. On the back office, are there any service sectors, any major clients; Fortune 500 or Fortune 100 or something like that?
TK Kurien
Mostly, I will put it this way. It would be out of the 6 customers that we have got, three of them would be Fortune 1000 customers.
Rajesh
Two of them would be Fortune 1000 okay, others are also big companies right?
TK Kurien
The other 3 would be you know, if you look at a Fortune 2000, they would come within Fortune 2000. The smallest company that we have won, I think in terms of top line, its about to think $2 billion.
Rajesh
Two billion dollars, in the top line companies?
TK Kurien
That’s right.
Rajesh
Okay, and this would be you said that it would be 3 to 5 years tenure and will this have an extension, a clause for extension on satisfactory completion?
TK Kurien
That depends on contract to contract.
Rajesh
Agreed, yes, but most of them would have an extension provision, right?
TK Kurien
They would have extension, they would have closure, it depends on the customer.
Rajesh
Okay, but for this, again I am coming back to that same question but for this year, you are not ready to reveal the numbers account which would increase at the Wipro center?
TK Kurien
I can’t do that.

Rajesh
Okay sir, because Q3 had a 24% jump, what was the contribution of BPO segment?
TK Kurien
See, BPO we expanded our margins by 350 basis points. If you look at the total overall operating margin, which went up by 0.4% over the last year for the same quarter, 0.3% out of the 0.4% was because of BPO.
Rajesh
Okay, any plans to expand to other geographies in India sir.
TK Kurien
Not in India. we are going to Bucharest, Romania.
Rajesh
You are going to Bucharest, Romania, okay, and..
TK Kurien
That’s the first answer.
Rajesh
When would this be setup?
TK Kurien
End of Q1 of this year.
Rajesh
And what would be the investment?
TK Kurien
We would probably have about 250 seats there, so you know you can calculate the investment accordingly. I can’t give investment numbers.
Rajesh
I understand, and which clients you be servicing, any particular process or any particular vertical?
TK Kurien
Our European customers?
Rajesh
Yes.

TK Kurien
We would service both customers around technical help desk, what we call technical engineering support services, and also we would do back office work, like finance accounts.
Rajesh
What about contracts?
TK Kurien
I am sorry Rajesh. I am loosing you out.
Rajesh
Is any contract has been lined up. Are there any contracts lined up?
TK Kurien
I can’t tell you that.
Rajesh
I understand, and this is one for the sake of record sir, what is the reason for expanding in to Romania? Are you looking it as a gateway to the European market?
TK Kurien
Absolutely, yes. Its going to be our gateway to Europe.
Rajesh
The European countries?
TK Kurien
Absolutely.
Rajesh
And okay by the end of the Q1, okay sir, investments you are not ready to reveal. Okay, that is all I had sir.
Female Speaker
Any other questions Rajesh?
Rajesh
No, that is all I had, thanks a lot, bye.